Exhibit 99.1
FCA reports strong second quarter 2019 results with Net profit from continuing operations at €0.8 billion, Adjusted net profit of €0.9 billion, Adjusted EBIT of €1.5 billion, margin at 5.7%. Full-year guidance is confirmed.

2019 SECOND QUARTER FINANCIAL RESULTS FROM CONTINUING OPERATIONS (all amounts € million and exclude Magneti Marelli unless otherwise stated)
“We continue to deliver strong performance in North America and LATAM. Robust demand for our new products, along with steps we've taken to exert discipline across all of our businesses, have generated the momentum to achieve our full-year 2019 guidance.”
- Mike Manley, CEO

IFRS		NON-GAAP(1)

Net revenues		Adjusted EBIT(2)/ Margin
26,741	(3)%	1,527	FLAT	5.7%	+10 bps

Net profit		Adjusted net profit(3)
While Group Adjusted EBIT was in line with prior year, North America achieved record Q2 results despite shipments being down 12%, largely attributable to dealer stock reductions of approximately 80 thousand units. The successful launch of the all-new Ram heavy-duty pickup, along with the continued success of the all-new and Classic Ram 1500, resulted in a U.S. large pickup market share of 27.9% in Q2, up 7 ppts from last year. In addition, the all-new Jeep Gladiator pickup launch is exceeding our expectations with production already achieving full run rate. Although new to the market, the Jeep Gladiator earned a 7.7% share of its U.S. segment in June.
Solid financial results in LATAM were driven by strong commercial performance in Brazil where we retained the market leader position.
Our Industrial free cash flows were strong as well at €0.8 billion, though this was down €0.7 billion from prior year due to higher capex and Q2 payments of €0.4 billion related to U.S. diesel emissions matters accrued for in 2018.
We have also taken a number of steps to further strengthen our fundamental business performance. Our leadership team was complemented with the addition of two members to our Group Executive Council recruited from outside the company. In China, we overhauled the leadership and structure of our joint venture. We also continue to strengthen business disciplines around our management of costs, inventories, commercial initiatives and product planning processes.

In addition, during the quarter we continued to lay the foundation for future competitiveness and regulatory compliance, including securing local community support for the new Mack Avenue assembly plant in Detroit (Michigan) that will produce the next generation Jeep Grand Cherokee and an all-new 3-row full-size Jeep SUV; confirming investment in the Mirafiori plant in Turin (Italy) to produce the all-new battery electric Fiat 500; and adding key agreements with Enel X and ENGIE to a growing network of technology partners.

In the second half of the year, we will continue to focus on the underperforming areas of our business, including Maserati, where we’ve reinforced our leadership team; and EMEA, where we continue to target increased margins through the impact of restructuring actions, better management of channel mix, and targeted product strategies.

Based on the strength of our second quarter results and the initiatives put in place to maintain this momentum, we remain confident in our ability to achieve our full-year 2019 guidance.

793	+14%	928		+2%

Diluted earnings per share €		Adjusted diluted EPS(4) €
0.50	+14%	0.59		+2%

Cash flows from operating activities		Industrial free cash flows(5)
2,989	+15%	754		(50)%

•
Worldwide combined shipments(6) of 1,157 thousand units, down 11%
•
Record Q2 North America results, with Adjusted EBIT of €1,565 million, margin at 8.9%, despite significant reductions in dealer stock, LATAM remains strong with Adjusted EBIT up 9% and margin at 5.4%, up 60 bps
•
Industrial free cash flows from continuing operations of €0.8 billion; including payments of €0.4 billion for U.S. diesel emissions matters accrued in 2018, as well as increased capex

Refer to page 5 for an explanation of the items referenced on this page.

North America
	Q2 2019	vs Q2 2018
•
Shipments down 12%, primarily due to dealer stock reductions (down ~80 thousand units from Q1 2019), partially offset by increased Ram pickup truck volumes and all-new Jeep Gladiator production ramp-up
•
Net revenues flat, with favorable model mix and foreign exchange translation effects offset by lower volumes and negative net pricing from unfavorable Canadian dollar foreign exchange impacts
•
Adjusted EBIT up 12%, due to positive model mix, lower SG&A, overall favorable foreign exchange effects and benefit due to U.S. CAFE fine rate reduction on 2019MY vehicles sold in prior quarters, partially offset by lower shipments

Shipments (000s)	596	(80)
Net revenues (€ million)	17,639	+100
Adjusted EBIT (€ million)	1,565	+168
Adjusted EBIT margin	8.9%	+90	bps

APAC
	Q2 2019	vs Q2 2018
•
Combined shipments down 34% from continuing lower China JV volumes
•
Consolidated shipments up 10%, primarily from increased Jeep Wrangler volumes
•
Net revenues up 17%, with favorable volumes and model mix, as well as non-repeat of prior year incentives for import duty changes, partially offset by lower sales of components to the China JV
•
Adjusted EBIT up from higher revenues, favorable model mix and lower industrial costs, partially offset by lower results from China JV

Combined shipments(6) (000s)	35	(18)
Consolidated shipments(6) (000s)	22	+2
Net revenues (€ million)	762	+110
Adjusted EBIT (€ million)	(12)	+86
Adjusted EBIT margin	(1.6)%	n.m.

EMEA
	Q2 2019	vs Q2 2018
•
Combined and consolidated shipments both down 10%, primarily due to discontinuation of Alfa Romeo Mito and Fiat Punto and planned actions to improve sales channel mix
•
Net revenues down 12%, primarily due to lower volumes
•
Adjusted EBIT down due to lower volumes, increased compliance and product costs and negative foreign exchange effects, partially offset by reduced advertising and labor efficiencies resulting from restructuring actions

Combined shipments(6) (000s)	373	(41)
Consolidated shipments(6) (000s)	357	(39)
Net revenues (€ million)	5,564	(766)
Adjusted EBIT (€ million)	22	(166)
Adjusted EBIT margin	0.4%	-260	bps

LATAM
	Q2 2019	vs Q2 2018
•
Shipments substantially flat, with increased volumes in Brazil offset by lower Argentina volumes due to ongoing market decline
•
Net revenues substantially flat, with positive net pricing, including recognition of indirect tax credits, offset by negative foreign exchange effects and unfavorable model mix
•
Adjusted EBIT up 9%, with positive net pricing and manufacturing efficiencies partially offset by cost inflation, lower export tax benefits in Brazil and Argentina, and negative foreign exchange effects

Shipments (000s)	148	(2)
Net revenues (€ million)	2,050	(56)
Adjusted EBIT (€ million)	110	+9
Adjusted EBIT margin	5.4%	+60	bps

MASERATI
	Q2 2019	vs Q2 2018
•
Shipments down 46%, primarily due to dealer stock reduction and lower sales
•
Net revenues down 40%, primarily due to lower volumes and higher incentives related to accelerated transition to China 6
•
Adjusted EBIT down primarily due to lower revenues and adjustments of residual values in the U.S
•
Number of investments approved that will lead to ten product launches between 2020 and 2023

Shipments (000s)	4.2	(3.6)
Net revenues (€ million)	343	(225)
Adjusted EBIT (€ million)	(119)	(121)
Adjusted EBIT margin	(34.7)%	n.m.

Refer to page 5 for an explanation of the items referenced on this page.

Reconciliations

Net profit to Adjusted EBIT

Q2 2019	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€17,639	€762	€5,564	€2,050	€343	€383	€26,741
Revenues from transactions with other segments		(13)	(14)	(20)	9	(2)	40	—
Revenues from external customers		€17,626	€748	€5,544	€2,059	€341	€423	€26,741

Net profit from continuing operations								€793
Tax expense								€317
Net financial expenses								€260
Adjustments:
Impairment expense and supplier obligations(A)		51	—	—	—	62	—	€113
Restructuring costs, net of reversals		(9)	—	—	—	—	1	€(8)
Gains on disposal of investments		—	—	—	—	—	(7)	€(7)
Other		39	—	—	2	9	9	€59
Total adjustments		81	—	—	2	71	3	€157
Adjusted EBIT(2)		€1,565	€(12)	€22	€110	€(119)	€(39)	€1,527
______________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

A.	Impairment expense primarily related to Maserati and North America

Q2 2018	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€17,539	€652	€6,330	€2,106	€568	€416	€27,611
Revenues from transactions with other segments		(11)	(13)	(25)	(3)	2	50	—
Revenues from external customers		€17,528	€639	€6,305	€2,103	€570	€466	€27,611

Net profit from continuing operations								€694
Tax expense								€377
Net financial expenses								€265
Adjustments:
Impairment expense and supplier obligations		—	11	142	—	—	11	€164
Employee benefits settlement losses		78	—	—	—	—	—	€78
Restructuring costs, net of reversals		—	—	—	—	—	1	€1
Recovery of costs for recall - airbag inflators		(43)	—	—	—	—	—	€(43)
Other		(2)	—	—	—	—	—	€(2)
Total adjustments		33	11	142	—	—	12	€198
Adjusted EBIT(2)		€1,397	€(98)	€188	€101	€2	€(56)	€1,534

Refer to page 5 for an explanation of the items referenced on this page.

Net profit to Adjusted net profit
(€ million)	Q2 2019	Q2 2018
Net profit (including Magneti Marelli results and net gain on disposal)	4,652	754
Less: Net profit - discontinued operations	3,859	60
Of which: Gain on completion of Magneti Marelli sale, net of taxes	3,809	—
Of which: Net profit Magneti Marelli(B)	50	60
Net profit from continuing operations	793	694
Adjustments (as above)	157	198
Tax impact on adjustments(C)	(22)	17
Total adjustments, net of taxes	135	215
Adjusted net profit(3)	928	909
______________________________________________________________________________________________________________________________

B.	Reflects results of Magneti Marelli up to the completion of the sale transaction on May 2, 2019, and the three months ended June 30, 2018

C.	Reflects tax impact on adjustments excluded from Adjusted EBIT noted above

Diluted EPS to Adjusted diluted EPS
	Q2 2019	Q2 2018
Diluted earnings per share from continuing operations ("Diluted EPS") (€/share)	0.50	0.44
Impact of adjustments, net of taxes, on Diluted EPS (€/share)	0.09	0.14
Adjusted diluted EPS (€/share)(4)	0.59	0.58
Weighted average number of shares outstanding for Diluted EPS (thousand)	1,570,180	1,568,497

Cash flows from operating activities to Industrial free cash flows
(€ million)	Q2 2019	Q2 2018
Cash flows from operating activities	3,052	2,836
Less: Cash flows from operating activities - discontinued operations	63	227
Cash flows from operating activities - continuing operations	2,989	2,609
Less: Operating activities not attributable to industrial activities	17	19
Less: Capital expenditures for industrial activities	1,953	1,174
Add: Net intercompany payments between continuing operations and discontinued operations	(265)	83
Add: Discretionary pension contribution, net of tax	—	—
Industrial free cash flows(5)	754	1,499

Refer to page 5 for an explanation of the items referenced on this page.

NOTES

(1) Refer to page 3 for the reconciliations of Net profit to Adjusted EBIT, page 4 for the reconciliations of Net profit to Adjusted net profit, Diluted EPS to Adjusted diluted EPS and of Cash flows from operating activities to Industrial free cash flows;
(2) Adjusted EBIT excludes certain adjustments from Net profit from continuing operations, including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit);
(3) Adjusted net profit is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature;
(4) Adjusted diluted EPS is calculated by adjusting Diluted earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net profit;
(5) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control;
(6) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries.
_______________________________________________________________________________________________________________________________
SAFE HARBOR STATEMENT
This document contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the Company's expectations as to the achievement of certain targeted metrics, including net cash/(debt) and net industrial cash/(debt), revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are, by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Group's ability to launch products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic  environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group's ability to expand certain of the Group's brands globally; the Group's ability to offer innovative, attractive products; the Group's ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies affecting the Group, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group's defined benefit pension plans; the Group's ability to provide or arrange for access to adequate financing for the Group's dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;  the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; a significant malfunction, disruption or security breach compromising the Group’s information technology systems or the electronic control systems contained in the Group’s vehicles; the Group's ability to realize anticipated benefits from joint venture arrangements; the Group's ability to successfully implement and execute strategic initiatives and transactions, including the Group's plans to separate certain businesses; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.
On July 31, 2019, at 1 p.m. BST, management will hold a conference call to present the 2019 second quarter results. The call can be followed live and a recording will be available later on the Group's website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group's website prior to the call.

London, July 31, 2019